EXHIBIT 99.1

[GRAPHIC OMITTED]
  CONCHA Y TORO

                                                           For Immediate Release

                           VINA CONCHA Y TORO REPORTS
                           FIRST QUARTER 2007 RESULTS

Santiago, Chile, April 27, 2007 - Vina Concha y Toro S.A. ("The Company" or "Concha y Toro") (NYSE: VCO, Chile: Conchatoro), announced today its consolidated financial results for the first quarter ended March 31, 2007. Figures are stated according to Chilean GAAP and in constant Chilean pesos (Ch$) as of March 31, 2007. US dollar figures (US$), except export figures, are based on the exchange rate effective March 31, 2007 (US$1.00=Ch$539.21).

                               Highlights 1Q 2007

o        Total revenues increased by 36.1%.

o        Export sales rose by 46.6% in US dollar terms.

o        Bottled export shipments rose 29.9% to 3,014,000 cases.

o        Bottled domestic sales increased 13.9% in volume and 0.9% by value.

o Operating income increased 277.1% to Ch$8,212 million (US$15.2 million).

o        EBITDA increased by 126.2% and EBITDA margin rose to 20.3% from 12.2%.

o        Net income rose 306.3% to Ch$5,793 million (US$10.7 million).

o        Earnings per ADR increased 307.2% to US$ 0.30.


                          CONTACTS IN SANTIAGO, CHILE

         OSVALDO SOLAR                               BLANCA BUSTAMANTE
     Chief Financial Officer                     Head of Investor Relations

                            Vina Concha y Toro S.A.
                              Tel: (56-2) 476-5026
                          e-mail: vcoir@conchaytoro.cl

                              www.conchaytoro.com
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CONCHA Y TORO

                           First Quarter 2007 Results

Total Revenues

Total Company revenues rose 36.1% to Ch$ 54,351 million (US$101 million) from Ch$ 39,936 million (US$74.1 million). The main drivers behind this expansion in sales were the strong quarter for exports across all regional markets and a positive performance from the Argentine subsidiary.

                                     Table 1
                                 Total Revenues
                                (in Ch$ millions)

------------------------------------------------------------------------------
                                              1Q07          1Q06      % change
------------------------------------------------------------------------------
Chile:
Domestic - Wine                                8,360        8,286          0.9%
Exports to third parties                      28,405       22,603         25.7%
Concha y Toro UK                              11,292        4,350        159.6%
Other revenues                                 2,100        1,858         13.0%
Argentina:
Domestic                                       1,129          780         44.7%
Exports                                        3,065        2,059         48.9%
------------------------------------------------------------------------------
                       TOTAL                  54,351       39,936         36.1%
------------------------------------------------------------------------------

Domestic Sales, Chile.

Total domestic wine sales (including coolers) edged up 0.9% to Ch$8,360 million (US$15.5 million) from Ch$8,286 million (US$15.4 million) in 1Q06 following a 13.9% increase in volume partly compensated by an 11.4% decrease in the average price. There were no sales of bulk wine during the quarter.

The 13.9% rise in domestic bottled wine volume is the result of an important recovery across all market categories. Premium and varietal wines increased 33.9% and 29.7%, respectively and the popular segment grew 12.8%. The lower average price reflects the market trend in place since the second half of 2006.

Export Sales.

Sales abroad, including export sales to third parties and those of Concha y Toro UK, increased 47.3% to Ch$39,697 million in 1Q07 from Ch$26,953 million in 1Q06, led by solid gains in all key markets including a strong performance of the subsidiary Concha y Toro UK.

o        Exports of Bottled Wine in US$:
         ------------------------------

The following figures, representing exports in US dollar and volume terms, include exports to third parties as well as to the Company's distribution subsidiary in the UK. For the quarter, exports increased 46.6% to US$69.3 million from US$47.3 million, with the volume shipped increasing 29.9% and the average price rising by 12.9%.

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CONCHA Y TORO

All regions posted solid growth rates, as follows: Europe (+79%), Asia (+42.8%), Canada (+25.1%), USA (+14.7%), South America (+15.8%) and Central
America/Caribbean (+0.8%).

                                     Graph 1
                          Export Value (US$) by Region
                               First Quarter 2007

                            [GRAPHIC CHART OMITTED]]

                           U.S                          17.8%
                           Canada                        4.8%
                           Europe                       57.3%
                           Central America               6.4%
                           South America                 6.0%
                           Asia                          7.0%
                           Other                         0.7%


o        Bottled Wine Sales - Volume:
         ---------------------------

Year on year, the Company increased its sales volume by 29.9% with shipments of 3,014,000 cases.

The largest volume growth was observed in Europe (+56.5%) driven by a positive increase in shipments to both the UK and Continental Europe, of 42.3% and 69% respectively. Volume rose in Asia (+29.9%), Canada (+23.2%), South America (+22.3%) and Central America (+0.2%). Volume to the USA remained flat.

Shipments by segment reveal a 58.9% growth in the premium category and a 70.7% increase in varietal wines. On the other hand, the bivarietal category decreased 2.8% in the quarter.


Prices
------

o The average price per case rose 12.9% to US$ 23.00 from US$ 20.38 mainly as a result of the effects of a better mix (resulting from a strong growth in premium and varietal wines), and also due to exchange fluctuations affecting the price in US dollar terms.


Argentine Operations.
Total sales of the Argentine operation increased by 47.7% to Ch$4,194 million (US$7.8 million), driven by a favorable performance of both exports and domestic sales from Trivento, the Argentine subsidiary.

                                                                     Page 3 of 8
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CONCHA Y TORO

For the quarter, Argentine exports of bottled wine by volume increased 28% to 356,930 cases. The company evidenced growth across all regional markets. Exports in value terms (US dollars) increased 45% to US$6.2 million.

On the domestic side, sales in Argentina by volume increased 39% to 137,780 cases.

Other Revenues. Other revenues increased 13.2% to Ch$2,100 million (US$3.9 million) mainly due to higher sales of fruit and other services.

Cost of Sales

Total cost of sales rose 17.4% to Ch$33,426 million (US$62 million) from Ch$28,483 million (US$53 million) in 1Q06. Cost of sales as a percentage of total sales decreased to 61.5% from 71.3%, and mainly reflects a lower average cost of wine as compared to the high cost registered in the same quarter of 2006.

The gross margin rose 82.7% to Ch$20,925 million (US$38.8 million). As a percentage of sales, the gross margin increased to 38.5% from 28.7%, due to a strong quarter for exports, a better product mix and lower average direct costs.

Selling, General and Administrative Expenses (SG&A)

SG&A increased 37% to Ch$12,713 million (US$23.6 million), mainly due to higher marketing expenses related to the increased export volumes and higher general expenses of the foreign subsidiaries, reflecting their expansion in volumes and the strengthening of the commercial areas. As a percentage of revenues, SG&A increased to 23.4% from the 23.2% recorded in 1Q06.

Operating Income

Operating income rose to Ch$8,212 million (US$15 million) as compared to Ch$2,178 million (US$4 million) obtained in the 1Q06. The improvement of 277.1%, results from the strong expansion in export revenues, an improvement in the sales mix, and lower average direct costs, as compared to a weak first quarter of 2006. The operating margin climbed from 5.5% in 1Q06 to 15.1% in 1Q07.

Non-Operating Results

Non-operating income declined 57.1% to Ch$62 million (US$114.8 thousand) due to a loss in equity income from Vina Almaviva.

Non-operating expenses increased 92.7% mainly as a result of a lower gain from exchange differences and price level restatement for the period.

Interest expenses maintained the level of last year (+0.9%) totaling Ch$1,007 million (US$1.9 million).

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CONCHA Y TORO

                                     Table 2
                              Non-Operating Results
                                (in Ch$ millions)
-------------------------------------------------------------------------------
                                                                        Change
                                              1Q07          1Q06          (%)
-------------------------------------------------------------------------------
   Non-operating income
   Equity Income                                 -10           48        -121.2%
   Other non-operating income                     72           96         -25.1%
   T. non-operating income                        62          144         -57.1%

   Non-operating expenses
   Interest Expense                           -1,007         -998           0.9%
   Price Level Restatement                         9          154         -94.4%
   Exchange Rate Differences                      15          377         -96.1%
   Other Non-operating expenses                 -135         -113          19.4%
   T. non-operating expenses                  -1,118         -580          92.7%
-------------------------------------------------------------------------------
                                 Total        -1,056         -436         142.4%
-------------------------------------------------------------------------------

Net Income and Earnings per Share (EPS)
Net income for the period increased 306.3% to Ch$5,793 million (US$10.7 million) from Ch$1,426 million (US$2.6 million). Based on 719,170,735 weighted average shares, Concha y Toro's earnings augmented to Ch$8.06 per share for the quarter from Ch$1.98. Earnings per ADR were Ch$161.2 in 1Q07. In US dollar terms, earnings per ADR rose 307.2% to US$ 0.30 in the first quarter of 2007 from US$
0.07 a year earlier.

                                  Balance Sheet

Assets
As of March 31, 2007, the Company's consolidated assets were Ch$346,250 million (US$642 million), which is Ch$21,862 million (US$ 41 million) higher than the figure reported the previous year. The increase stems from a rise in accounts receivable and fixed assets, with the latter resulting from investments in vinification capacity and bottling plants.

Liabilities
As of March 31, 2007 net financial debt stood at Ch$87,224 million (US$162 million) representing a year-on-year decrease of Ch$2,129 million (US$ 3.9 million). As of March 31, financial debt to equity ratio decreased to 0.46 from 0.51.

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CONCHA Y TORO

                                    * * * * *

About Vina Concha y Toro
Vina Concha y Toro is South America's leading wine producer whose products are distributed in 110 countries. Founded in 1883 by Don Melchor Concha y Toro, the Company produces and markets fine wines under the labels: Don Melchor, Amelia, Terrunyo, Marques de Casa Concha, Trio, Casillero del Diablo, Sunrise and Frontera. The Company cultivates 6,285 hectares of vineyards in Chile and 903 hectares in Argentina.

Vina Concha y Toro has been listed on the Santiago Stock Exchange since 1933 under the ticker symbol "Conchatoro". In 1994, it became the first winery in the world to list on the New York Stock Exchange under the ticker symbol "VCO". The Company has 2,035 employees and is headquartered in Santiago, Chile.


                               -Tables to Follow-


Forward Looking Statements
This press release may contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations and business of the Company and certain plans and objectives of the Company with respect to these items. Forward-looking statements may be identified by the use of words such as "anticipate", "continue", "estimate", "expect", "intend", "may", "believe" and similar expressions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that occur in the future. There are a number of factors that could cause results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, levels of consumer spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by the Company and its competitors, raw materials costs, future exchange and interest rates, as well as other risk factors referred in the Company's filings with the Securities and Exchange Commission.

                                                                     Page 6 of 8
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CONCHA Y TORO

Vina Concha y Toro S.A.
Consolidated Balance Sheet
(In thousands of constant Chilean pesos and US dollars as of March 31, 2007)

---------------------------------------------------------------------------------------------------------
                                             As of March 31,       As of March 31,        As of March 31,
                                                        2007                  2006                   2007
                                                     Th. Ch$               Th. Ch$                Th. US$
---------------------------------------------------------------------------------------------------------
Assets
Cash and equivalents                               1,241,048             2,637,096                  2,302
Inventories                                       78,224,136            85,403,371                145,072
Accounts receivable                               54,951,186            40,558,407                101,911
Other current assets                              31,358,021            28,372,934                 58,155
Total current assets                             165,774,391           156,971,808                307,439

Property, plant & equipment, net                 165,561,628           154,921,865                307,045
Other assets                                      14,913,642            12,494,199                 27,658

Total assets                                     346,249,661           324,387,872                642,143

Liabilities and Shareholders' Equity
Short term debt (1)                               35,776,813            28,514,671                 66,350
Other current liabilities                         59,302,078            51,194,497                109,980
Total current liabilities                         95,078,891            79,709,168                176,330
Long term debt (1)                                51,446,928            60,837,955                 95,412
Other long-term liabilities                       11,398,423             8,183,915                 21,139
Total long-term liabilities                       62,845,351            69,021,870                116,551

Minority interest                                     12,323                 9,969                     23

Shareholders' equity                             188,313,096           175,646,865                349,239

Total liabilities and shareholders'
equity                                           346,249,661           324,387,872                642,143

(1) includes only financial debt
    Exchange rate:US$1.0=Ch$539.21

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CONCHA Y TORO

Vina Concha y Toro S.A.
Consolidated Income Statement
(In thousand of constant Chilean pesos as of March 31, 2007)

           ----------------------------------------------------------------------------------
                                              1Q2007              1Q2006             Change
                                              Th. Ch$             Th. Ch$               %
           ----------------------------------------------------------------------------------
            Operating Results
            Sales revenues                   54,351,160         39,936,436              36.1%
            Cost of sales                   -33,426,083        -28,482,502              17.4%
            % of sales                            61.5%              71.3%
            Gross Margin                     20,925,077         11,453,934              82.4%
            % of sales                            38.5%              28.7%
            Selling & Adm. Expenses         -12,712,584         -9,275,922              37.0%
            % of sales                            23.4%              23.2%
           ----------------------------------------------------------------------------------
            Operating Income                  8,212,493          2,178,012             277.1%
            % of sales                            15.1%               5.5%
           ----------------------------------------------------------------------------------
            Non-Operating Results
            -Non-operating income                72,083             96,221             -25.1%
            -Equity income                      -10,198             48,126            -121.2%
            -Non-operating expenses            -134,708           -112,851              19.4%
            -Financial expenses              -1,006,864           -998,213               0.9%
            -Price level restatement              8,690            154,134             -94.4%
            -Exchange differences                14,580            376,727             -96.1%
            Non-operating result             -1,056,416           -435,856             142.4%

            Income before income tax          7,156,078          1,742,156             310.8%
            Less: income tax                 -1,362,001           -316,130             330.8%
            Minority interest                      -902               -212             325.5%

           ----------------------------------------------------------------------------------
            Net Income                        5,793,174          1,425,814             306.3%
           ----------------------------------------------------------------------------------
            -Earnings per share (Ch$)              8.06               1.98             306.3%
            -Earnings per ADR (US$)                0.30               0.07             307.2%

           ----------------------------------------------------------------------------------
            EBITDA                           11,008,772          4,866,292             126.2%
            % sales                               20.3%              12.2%
           ----------------------------------------------------------------------------------

            Number of shares                719,170,735        719,170,735

            Exchange rate
            US$1.0=Ch$539.21


                                                                     Page 8 of 8